Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNJP/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of (“Suzano” or “Company”) are hereby called, as provided for in art. 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), to attend the Annual Ordinary and Extraordinary Shareholders’ Meetings, to be held cumulatively on April 25, 2022, at 9 a.m. (“AOEM”), exclusively digitally, under item I of paragraph 2 of art. 4 and paragraphs 2 and 3 of art. 21-C of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), to resolve on the following agenda:

1.Annual Ordinary General Meeting:

1.1Examine the management accounts related to the fiscal year ended December 31, 2021;

1.2Examine, discuss, and vote on the financial statements of the Company for the fiscal year ended December 31, 2021, and to review the management report for the aforementioned fiscal year;

1.3Resolve on the allocation of net income for the fiscal year ended on December 31, 2021 and the distribution of dividends;

1.4Define the number of members that will compose the Company’s Board of Directors;

1.5Resolve on the election of the members of the Company’s Board of Directors;

1.6If the Fiscal Council is installed, define the number of members that will compose the Fiscal Council and resolve on the election of its members; and

1.7Determine the overall annual compensation of the Company’s management and Fiscal Council, if installed, for the fiscal year of 2022.

2.Extraordinary General Meeting:

2.1Resolve on the form of Indemnity Agreement to be entered into between the Company and certain beneficiaries; and

2.2Authorize the Company’s management to take all measures necessary for the implementation of the approved matter, under the applicable law.

It is available to Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the Company’s individual and consolidated Financial Statements and their respective Notes, all related to the fiscal year ended on December 31, 2021, accompanied by the independent auditor’s report and the Fiscal Council’s opinion; (b) the Management Proposal including the information required by Articles 10, 12, 13 and Annex 9-1-II of ICVM No. 481/09, as well as an annex with the general terms and conditions of the form of the indemnity agreement, and the respective form (“Management Proposal”); and (c) the Shareholder’s Manual, including the instructions to attend the AOEM and; (d) the form of Distance Voting Ballot for both meetings.

According to CVM Instruction No. 165, of December 11, 1991, as amended, the minimum percentage of interest in the Company’s voting capital required for multiple votes is five percent (5%). The request for the aforementioned multiple votes process for the election of members of the Company’s Board of Directors shall be sent in writing to the Company up to forty-eight (48) hours before the date scheduled for the AOEM called herein, that is, up to 9 a.m. April 23, 2022, or in the form of the Distance Voting Ballot.

General Instructions

According to ICVM 481/09, Shareholders may attend the AOEM through a digital platform to be provided by the Company for access on the date and time of the AOEM or through distance voting. The guidelines and procedures applicable to both types of attendance referred to herein, as well as the other instructions regarding the AOEM, are detailed in the aforementioned Shareholder’s Manual, which is available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) website.

To attend the Meeting, the Shareholders shall send the Company a request for access accompanied by the following documents, under article 126 of the Brazilian Corporation Law and as detailed in the Shareholder’s Manual: (i) valid identification document of the shareholder or its representative; (ii) proof issued by the depositary financial institution of the book-entry shares or in their custody; (iii) documents proving the powers of the legal representative of the corporate shareholder or the manager or administrator, in the case of investment funds; and (iv) power of attorney, duly regularized as required by law, in the event of representation of the shareholder by an attorney-in-fact.

The access request and the documents indicated above shall be sent to the Company by 9 a.m. on April 23, 2022, by electronic mail, to ri@suzano.com.br, with a copy to societario@suzano.com.br.

Without prejudice to the possibility to attend the AOEM by electronic means, the Company recommends that the Shareholders exercise their voting rights through the distance voting ballot. In this case, until April 18, 2022 (inclusive), shareholders shall transmit their voting instructions, delivering the respective distance voting ballots: (i) to the bookkeeper of the Company’s shares; (ii) to their respective custody agents, in the case of shareholders holding shares deposited in a central depository; or (iii) directly to the Company, subject to the rules established in ICVM 481/09 and the procedures described in the form of distance voting ballot provided by the Company.

Guidelines on the procedures to attend and vote at the Meeting, as well as other instructions regarding the Meeting are detailed in the Shareholder’s Manual.

São Paulo, March 25, 2022.

David Feffer

Chairman of the Board of Directors